KCG Holdings, Inc. 545 Washington Boulevard Jersey City, New Jersey 07310 1 201 222 9400 tel 1 800 544 7508 toll free www.kcg.com

May 12, 2015

Ms. Christina Chalk

Senior Special Counsel

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	KCG Holdings, Inc.

Tender Offer Statement on Schedule TO-I

Filed May 4, 2015

File No. 5-87533

VIA EDGAR

Dear Ms. Chalk:

On behalf of KCG Holdings, Inc. (the “Company”), enclosed please find a copy of Amendment No. 1 (“Amendment No. 1”) to the Tender Offer Statement on Schedule TO (the “Tender Offer Statement”), as filed on EDGAR with the Securities and Exchange Commission (the “Commission”) on the date hereof.

The changes reflected in Amendment No. 1 were made in response to the comment of the staff in the Office of Mergers and Acquisitions in the Division of Corporation Finance of the Commission (the “Staff”) set forth in the Staff’s letter of May 7, 2015 (the “Comment Letter”).

For your convenience, we have reproduced below the full text of the Staff’s comment in bold print. The response of the Company follows the reproduced comment. Item numbers referenced in the response refer to item numbers in Amendment No. 1.

In addition, KCG acknowledges that:

•	KCG is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	KCG may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Schedule TO – Item 10. Financial Statements

1.	Please explain in your response letter why you do not believe that the financial information showing the pro forma effect of the tender offer on the Company is material. See Item 1010(b) of Regulation M-A. In this regard, we note that if the Purchase Price in the Offer is US$13.50 (the minimum possible Purchase Price within the applicable range), you would be repurchasing 22.4% of the total issued and outstanding Shares.

The Company has revised the disclosure in Items 10 and 12, in response to the Staff’s comment, in Amendment No. 1.

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Please contact me if you have any questions or if you would like to discuss further. I can be reached at (312) 931-2390 or jmccarthy@kcg.com.

Sincerely,

/s/ John McCarthy

John McCarthy
General Counsel

(Enclosure)

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